DIGITAL ROOSTER.COM LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS

                             JUNE 30, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)
                                   (UNAUDITED)

                            DIGITAL ROOSTER.COM LTD.


                             JUNE 30, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)
                                   (UNAUDITED)


                                    CONTENTS

                                                                            PAGE


Consolidated  Financial  Statements:

     Consolidated  Balance  Sheets                                            1

     Consolidated  Statements  of  Operations                                 2

     Consolidated  Statements  of  Cash  Flows                                3

     Notes  to  Consolidated  Financial  Statements                           4

                            DIGITAL ROOSTER.COM LTD.
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)


AS AT JUNE 30, 2003 AND MARCH 31, 2003        AS AT         AS AT
                                              JUNE 2003     MARCH 2003
=======================================================================

                        A S S E T S
                        -----------
CURRENT

  Cash                                       $    24,534   $    11,610
  Accounts receivable                             36,253        56,180
  Prepaids and sundry receivables                 16,135        18,730
                                             ------------  ------------

                                                  76,922        86,520

CAPITAL ASSETS                                    94,609       101,913

                                             $   171,531   $   188,433
                                             ============  ============

                L I A B I L I T I E S
                ---------------------

CURRENT
  Accounts payable and accrued liabilities   $   892,835   $   786,393
  Income taxes payable                             2,415         2,415
  Convertible Notes payable (Note 3)             117,544       117,544
  Loans payable (Note 4)                               -        30,779
  Deferred Revenue                                     -         3,346
                                             ------------  ------------

                                               1,012,794       940,477

NOTE PAYABLE (Note 5)                             15,000        15,000

DUE TO SHAREHOLDERS (Note 6)                     243,468       250,736
                                             ------------  ------------

                                               1,271,262     1,206,213

       S H A R E H O L D E R S' DEFICIENCY
       -----------------------------------

CAPITAL STOCK (Note 7)                         2,235,381     2,191,082

DEFICIT                                       (3,335,112)   (3,208,862)
                                             ------------  ------------

                                              (1,099,731)   (1,017,780)
                                             ------------  ------------

                                             $   171,531   $   188,433
                                             ============  ============


APPROVED  ON  BEHALF  OF  THE  BOARD

"Brad  Estra",  Director  of  the  Board
----------------------------------------
"Wayne  Doss",  Director  of  the  Board
----------------------------------------


================================================================================
                             See Accompanying Notes                           1.

                            DIGITAL ROOSTER.COM LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)


THREE MONTHS PERIOD ENDED JUNE 30             2003         2002
==================================================================

REVENUES (Note 8)                          $  221,397   $ 316,099

COST OF SALES                                  27,880      84,866
                                           -----------  ----------

GROSS PROFIT                                  193,517     231,233
                                           -----------  ----------

EXPENSES

  Administrative                              205,346     257,242
  Computer                                     58,967      59,973
  Selling                                      36,896      73,859
  Interest                                     11,252       1,213
  Amortization of Capital Assets                7,305      15,621
                                           -----------  ----------


NET LOSS                                   $ (126,249)  $(176,675)
                                           ===========  ==========


LOSS PER SHARE (Note 9)                    $    (0.04)  $   (0.26)


WEIGHTED AVERAGE NUMBER OF COMMON SHARES    3,059,848     684,697


================================================================================
                             See Accompanying Notes                           2.

                            DIGITAL ROOSTER.COM LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

THREE MONTHS PERIOD ENDED JUNE 30                                  2003        2002
======================================================================================

CASH FLOWS FROM OPERATING ACTIVITIES

  Net loss                                                      $(126,249)  $(176,675)
  Adjustment for non-cash items:
  Amortization of Capital Assets                                    7,305      15,621
                                                                ----------  ----------

                                                                 (118,944)   (161,054)

  Changes in non-cash balances related to operations (Note 10)    125,616          68
                                                                ----------  ----------

CASH FLOWS USED IN OPERATING ACTIVITIES                             6,672    (160,986)
                                                                ----------  ----------

CASH FLOWS FROM INVESTING ACTIVITIES

  Purchase of capital assets                                            -      (8,172)
                                                                ----------  ----------

CASH FLOWS USED IN INVESTING ACTIVITIES                                 -      (8,172)
                                                                ----------  ----------

CASH FLOWS FROM FINANCING ACTIVITIES

  Advances from shareholders                                       (7,267)    (16,124)
  (Decrease) increase in loans payable                            (30,780)     29,696
  Issuance of capital stock                                        44,299     167,283
                                                                ----------  ----------

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES                         6,252     180,855
                                                                ----------  ----------


NET CHANGE IN CASH                                                 12,924      11,697

CASH - Beginning of year                                           11,610       8,793
                                                                ----------  ----------

CASH - End of year                                              $  24,534   $  20,490
                                                                ==========  ==========


================================================================================
                             See Accompanying Notes                           3.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2003 AND 2002
                                  (UNAUDITED)
================================================================================

1.   NATURE OF COMPANY'S OPERATIONS AND BASIS OF PRESENTATION

     Digital Rooster.com Ltd and its wholly owned subsidiaries Web Dream Inc., Avrada Inc., Bill Media Inc. and Pizay Investments Inc. ("the Group") derive their revenues from the generation and sale of Internet traffic, the license of video content, monthly subscriptions to the website content, advertisements displayed on its website and development and distribution of interactive one-on-one entertainment.
     As at November 1, 2002 the Company changed its name from Digital Rooster.com Inc. to Digital Rooster.com Ltd.


     GOING CONCERN BASIS OF PRESENTATION

     These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern. In other than the normal course of business, the Company may be required to realize its assets and liquidate its liabilities and commitments at amounts different from those in the accompanying financial statements. Because of the operating losses of the past three years and the working capital deficiency as at June 30, 2003, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing or to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the company will attain profitable levels of operations.

2.   SIGNIFICANT  ACCOUNTING  POLICIES  AND  BASIS  OF  PRESENTATION


     a)   Use  of  estimates

          The preparation of these consolidated financial statements, in conformity with Canadian Generally Accepted Accounting Principles, has required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at June 30, 2003 and June 30, 2002 and the revenue and expenses reported for the periods then ended. Actual results may differ from those estimates.


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/Continued                                                                    4.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2003 AND 2002
                                   (UNAUDITED)
================================================================================

2.   SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION - CONTINUED

     b)   Revenue  recognition

          Revenue from monthly subscriptions to the website is deferred upon receipt of payment and is recognized as revenue as the services are provided.

          Revenue from the license of video contents and access to the Company's website to wholesale customers is recognized as the services are provided under the terms of the contract.

          Revenue from advertisements on the website of the Company is recognized when all the significant obligations have been completed, the fees are fixed and determinable and collectability of such fees is reasonably assured. Revenue from an advertising barter transaction is recorded only if the fair value of the advertising surrendered in the transaction is determinable based on the entity's own historical practice of receiving cash for the similar barter transactions within the preceding six month period.

          If the fair value of the advertising surrendered in the barter transaction is not determinable, the advertising income from the barter transaction is recorded based on the carrying amount of the advertising surrendered, which is generally nil.

          Revenue from web traffic is recognised when all significant obligations are completed, the fees are fixed and determinable and collect ability of the fees is reasonable assured.


     c)   Capital assets

          Capital assets are recorded at cost, less accumulated amortization. Amortization is provided over the estimated useful lives of the assets as follows:

          Furniture and fixtures     -  20%  declining balance
          Leasehold improvements     -  20%  straight line
          Computer hardware          -  30%  declining balance
          Computer software          -  100% declining balance

          Capital assets purchased during the period are amortized at one-half of the above stated rates.


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/Continued                                                                    5.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2003 AND 2002
                                   (UNAUDITED)
================================================================================

2.   SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION - CONTINUED

     d)   Income  taxes

          The Company follows the asset and liability approach to accounting and reporting for income taxes.

          The income tax provision differs from that calculated by applying the statutory rates to the changes in current or future income tax assets or liabilities during the period.

          The Company provides a valuation allowance to reduce future income tax assets when it is more likely than not that the asset will not be realized.

     e)   Foreign  currency  translation

          The reporting currency in these consolidated financial statements is the Canadian dollar. Accordingly, assets and liabilities denominated in U.S. dollars have been translated into Canadian dollars at the exchange rate prevailing at the balance sheet date other than common stock, which has been translated at historical rates. Results of operations have been translated at the average exchange rate for the period.

     f)   Costs  of  raising  capital

          Incremental costs incurred in respect of raising capital are charged against equity proceeds raised.

     g)   Intangible  assets

          Intangible assets consist of in process research and development and Software developed for the one to one video conferencing industry. The Company regularly reviews the carrying values of its intangible assets for any impairment. The Company supports the carrying value of these assets based on the undiscounted value of expected future cash flows. If the Company determines impairment in value of the intangible assets, an appropriate amount will be charged to the consolidated statements of operations.

     j)   Loss  per  share

          The Company has adopted the treasury stock method of calculating diluted earnings/loss per share. Under this method, the exercise of options is assumed to have occurred at the beginning of the period and the related common shares are assumed to have been issued at that time. The proceeds from the exercise are assumed to have purchased common shares of the Company for cancellation at the average market price during the period. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings/loss per share calculation. The dilutive loss per share has not been calculated, as the effect on the loss per share would be anti-dilutive.


================================================================================
/Continued                                                                    6.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2003 AND 2002
                                   (UNAUDITED)
================================================================================

3.   CONVERTIBLE  NOTES  PAYABLE

     The convertible notes payable are non-interest bearing, unsecured and payable within one year from the date of the note payable. The notes are convertible, at the option of the lenders, at a conversion rate of US $12.50 per common share for a total of approximately 6,400 common shares.

4.   LOANS  PAYABLE

     The loans payable are unsecured, bear no interest and have no fixed terms of repayment.

5.   NOTE  PAYABLE

     The company's wholly-owned subsidiary, Pizay Investments Inc. ("Pizay"), entered into an agreement with ProAm Exploration Corporation with an exclusive option to acquire an undivided 10% interest in the property. As a part of the agreement, a non-interest bearing demand note payable of $90,000 was issued. The agreement was terminated in 1999. The non-interest bearing note arising from a dispute in 1999 was settled for $15,000 in cash in July, 2003.

6.   DUE  TO  SHAREHOLDERS

     Shareholders' advances are unsecured, bear no interest and while there are no fixed terms of repayment, the lenders have agreed not to demand payment before July 1, 2004.


================================================================================
/Continued                                                                    7.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2003 AND 2002
                                   (UNAUDITED)
================================================================================

7.   CAPITAL  STOCK

     i)   Authorized

     Unlimited number of Common shares

Issued - Common shares                              Number       Amount

Balance as at April 1, 2001                       32,830,866    1,350,126

Issued for cash                                    3,505,000      420,600
                                                 ------------  ----------

Balance as at March 31, 2002                      36,335,866    1,770,726

Issued for cash                                   34,877,357      224,116

Issued for consulting services                     9,000,000       45,000

Effect on consolidation of shares on 50:1 basis  (78,608,959)           -
                                                 ------------  ----------

                                                   1,604,264    2,039,842

Issued for cash                                      526,400       59,240

Issued for cash on exercise of options                77,000       19,250

Issued on acquisition of  "Real 1-on-1 Inc."         235,000       58,750

Stock options granted                                      -       14,000
                                                 ------------  ----------

Balance as at March 31, 2003                       2,442,664    2,191,082
                                                 ------------  ----------

Issued for cash                                      850,975       42,549

Issued for consulting services                        35,000        1,750

Balance as at June 30, 2003                        3,328,639   $2,235,381
                                                 ============  ==========

During the year, the Company consolidated its common shares on 50:1 basis. The issued common shares disclosed above are presented on a consolidated basis retroactively.


================================================================================
/Continued                                                                    8.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2003 AND 2002
                                   (UNAUDITED)
================================================================================

7.   CAPITAL  STOCK  -  CONTINUED

     ii)  Stock  Options

     The Company currently issues stock options at the direction of the Board of Directors. These options have been granted to employees, directors, and consultants under the Company's stock option plan and any other terms and conditions determined by the Board of Directors at the time the options are issued. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant. Presented below is a summary of stock option plan activity:

                                    Wt. Avg.                Wt. Avg.
                                    Exercise    Options     Exercise
                          Number      Price    Exercisable   Price
                         ---------  ---------  ------------  ------
Balance, April 1, 2001     34,920   $   12.50       34,920   $12.50

Cancelled                  (8,580)      12.50       (8,580)   12.50
Granted                    12,470       12.50       12,470    12.50
                         ---------  ---------  ------------  ------
Balance, March 31, 2002    38,810   $   12.50       38,810   $12.50

Cancelled                 (34,940)      12.50      (34,940)   12.50
Granted                   467,000        0.25      467,000     0.25
Exercised                 (77,000)       0.25      (77,000)    0.25
                         ---------  ---------  ------------  ------
Balance, March 31, 2003   393,870   $    0.25      393,870   $ 0.25
                         =========  =========  ============  ======

Balance, June 30, 2003    393,870   $    0.25      393,870   $ 0.25
                         =========  =========  ============  ======



     Options outstanding and exercisable at June 30, 2003 are as follows:


         Outstanding                                         Exercisable
         -----------                                      ------------------
                                                                             Wt. Avg.
                            Expiry       Remaining     Wt. Avg.              Exercise
 Price     Number            Date           Life    Exercise Price   Number   Price
-------  -----------  ------------------  --------  ---------------  -------  ------
  12.50          850      December, 2010        7   $         12.50      850  $12.50
  12.50        3,020      December, 2011        8             12.50    3,020   12.50
   0.25      390,000      March, 2013          10              0.25  390,000    0.25
             -------                                                 -------
             393,870                                                 393,870
             =======                                                 =======


     Options presented after consolidation on 50:1 basis as of December 3, 2002.


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/Continued                                                                    9.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2003 AND 2002
                                   (UNAUDITED)
================================================================================

8.   REVENUE  -  BARTER  TRANSACTION

     The Company entered into barter transactions with a notional value of $ 923,358 during the year ended March 31, 2002 (Nil for March 31, 2003). As the fair value of the barter transactions was not determinable, the barter transactions have not been reflected in these financial statements.


9.   LOSS  PER  SHARE

     Basic loss per share is calculated on the basis of the weighted average number of common shares outstanding for the year. Loss per share has not been presented on a fully diluted basis, as the effect would be anti-dilutive.


10.  CHANGES  IN  NON-CASH OPERATING ITEMS AND SUPPLEMENTAL CASH FLOW DISCLOSURE

     i)   Changes  in  non-cash  operating  items:

                                                        June 30,    June 30,
                                                          2003        2002
                                                       ----------  ----------
Decrease (increase) in accounts receivable             $  19,927   $(211,850)
Decrease (increase) in prepaid and sundry receivables      2,595      (2,243)
(Decrease) increase in deferred revenue                   (3,347)     48,314
Increase in accounts payable and accrued liabilities     106,441     165,847
                                                       ----------  ----------

                                                       $ 125,616   $      68
                                                       ==========  ==========

Interest paid                                          $  11,252   $   1,213
                                                       ==========  ==========


11.  CONTINGENT  LIABILITIES

     a) In 1998, a claim was filed against the Company and its subsidiary seeking damages of $2,000,000 resulting from a breach of a contract. The Company has defended the claim on the basis that the contract was properly terminated. Management believes this action will not have a material adverse effect on the financial position of the Company and no provision has been accrued in these financial statements. There has been no activity on this claim in the last 12 months.

     b) In 2002, a claim for constructive dismissal was filed against the Company and its subsidiary seeking damages. Management believes that adequate provisions have been recorded in the accounts with respect to this claim. Any differences from amounts recorded will be recorded in the year when determined.


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/Continued                                                                   10.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2003 AND 2002
                                   (UNAUDITED)
================================================================================

12.  LEASE  COMMITMENTS

     The subsidiary of the Company is obligated under operating leases for its premises, vehicles and equipment. The lease of premises expires on June 30, 2004.

     Future minimum payments for its operating leases as at March 31, 2003 are approximately as follows:

           2004                       $    85,000
           2005                       $    22,000
           2006                       $     3,000


13.  FAIR  VALUE  OF  FINANCIAL  STATEMENTS

     The Company's financial assets and liabilities are valued at management's best estimates of fair values as follows:

          (i)  Accounts  receivable

               The carrying amount is equal to the fair value due to the liquidity of the assets.

          (ii) Notes  payable,  loans  payable

               Based on maturity and interest at fixed rates, the estimated fair value is approximately equal to the carrying value.

         (iii) Accounts  payable

               The carrying value is equal to the fair value due to the requirements to extinguish the liabilities on demand.


================================================================================
/Continued                                                                   11.